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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005.

THE TORONTO-DOMINION BANK
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: April 25, 2005	THE TORONTO-DOMINION BANK
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

TD Banknorth quarterly earnings call

TORONTO, April 25, 2005 — Earlier today TD Banknorth issued its quarterly earnings on a preliminary basis pending clarification on a technical issue that TD Banknorth is seeking from the SEC. TD Bank Financial Group has confirmed that this potential reporting change will have no impact on TDBFG's earnings or the economics behind the March 1, 2005 acquisition of 51 per cent of Banknorth.

TD Banknorth's quarterly analyst call is scheduled for 10:30 a.m. ET today, Monday April 25. The call will be audio cast live via TD Banknorth's website (www.banknorth.com) and is expected to last approximately 90 minutes.

The call will feature presentations by Bill Ryan, Chairman, President and Chief Executive Officer of TD Banknorth and Stephen Boyle, Executive Vice President and Chief Financial Officer of TD Banknorth. Ed Clark, President and Chief Executive Officer of TD Bank Financial Group and Dan Marinangeli, Executive Vice President and Chief Financial Officer will participate in the question and answer period.

The Banknorth news release and webcast instructions are available at www.banknorth.com/investorrelations. In addition, recordings of the presentations will be archived at www.banknorth.com/investorrelations and at www.td.com/investor/index.jsp following the webcast and will be available for replay for a period of at least one month.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$333 billion in assets, as of January 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information contact:

Neil Parmenter, External Communications, (416) 308-0836
Scott Lamb, Investor Relations, (416) 982-5075

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FORM 6-K SIGNATURES
TD Banknorth quarterly earnings call